Filed by Iron Spark I Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934,

as amended

Subject Company: Iron Spark I Inc. (SEC File No.: 001-40467)

Date: April 8, 2022

Link available at: Sneaker enthusiast media firm Hypebeast gets Tom Brady and Jonah Hill as investors in US$353 million US SPAC merger | South China Morning Post (scmp.com)

Sneaker enthusiast media firm Hypebeast gets Tom Brady and Jonah Hill as investors in US$353 million US SPAC merger

•	Tennis star Naomi Osaka, Hollywood actor Jonah Hill and American football player Tom Brady will be among Hypebeast’s new investors after merger with US SPAC

•	Merging with the Nasdaq blank-cheque company Iron Spark will give the Hong Kong-listed media firm a New York listing and up to US$167 million in cash

Hypebeast, a media-cum-e-commerce platform that focuses on fashion and design, said it will merge with US special purpose acquisition company (SPAC) Iron Spark in a deal that will value it at US$352.7 million, including debt, with a second listing on the Nasdaq.

Listed in Hong Kong since 2016, Hypebeast disclosed the merger in a stock exchange announcement on Monday. The merger with the SPAC will also inject up to US$167 million in cash into the firm, which was raised by the blank-cheque company from its Nasdaq initial public offering in June 2021.

Hypebeast has become one of the first Hong Kong-listed companies to seek a second listing in New York through a SPAC, rather than through a traditional IPO pitching its business directly to public investors. SPACs are shell companies created by promoters to raise financial war chests through a share sale to investors, using the proceeds to buy assets within a limited period of time.

“The Iron Spark team brings us knowledge that could help our business reach the next level,” said Hypebeast founder and CEO Kevin Ma. “A listing in the US would also help us engage with our audience there.”

As part of the deal, Hypebeast has also entered into an agreement with several private investors, including multiple celebrities, who together will invest about US$13.3 million worth of Hypebeast shares, subject to the completion of the merger.

The investors include tennis star Naomi Osaka, American football player Tom Brady, and actor Jonah Hill, who played the character Donnie Azoff in the movie The Wolf of Wall Street, according to Ma. The private investors will together own about 2.5 per cent of the merged company, according to the stock exchange announcement.

Started as an online blog about collectible sneakers in 2005, Hypebeast has since developed into an e-commerce platform that sells streetwear and high-end fashion. It boasts over 26 million social media followers and 15.6 million monthly visitors.

Hypebeast expects its revenue for the 2022 financial year, which ended in March, to reach US$112 million, up 29 per cent from the previous year. The SPAC merger therefore values the company at about 3.1 times its expected annual revenue.

“The company intends to curate and seek new Web 3.0 and metaverse-linked opportunities within the next 12 months,” Hypebeast said in its Hong Kong filing. Last year, the company held its first non-fungible token (NFT) sales.

In addition to sports and streetwear brands such as Nike and Adidas, Hypebeast’s other clients include luxury brands such as Dior, Gucci, Louis Vuitton, Chanel, and Balenciaga, according to its website.

To complete the merger, Hypebeast will issue up to 22.2 million shares, at US$10 each, to the SPAC’s existing shareholders. Upon completion, Iron Spark will become a wholly-owned unit of Hypebeast.

This would set Hypebeast’s US stock price significantly higher than its Hong Kong closing price of 81 HK cents (10 US cents) last Friday. Hypebeast said in its stock exchange announcement that each share issued to the SPAC investors represents roughly 68.5 of the company’s Hong Kong shares.

Under the SPAC arrangement, Ma’s stake will be reduced to 40.5 per cent, from 72.3 per cent at press time, according to its Hong Kong filing. With about 450 employees in Hong Kong, its net profit for the first half of the last financial year reached HK$63.9 million, triple its profit in the same period in the previous year.

The deal is now pending approval from the shareholders of the SPAC and Hypebeast, in addition to other regulatory clearance. It plans to list on the Nasdaq under the ticker HYPE, changing from the SPAC’s ticker ISAA.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed business combination, Hypebeast intends to file with the SEC a registration statement on Form F-4 containing a preliminary proxy statement and a preliminary prospectus of Iron Spark, and after the registration statement is declared effective, Iron Spark will mail a definitive proxy statement/prospectus/consent solicitation statement relating to the proposed business combination to its stockholders and Hypebeast’ shareholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Iron Spark’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus/consent solicitation statement and the amendments thereto and the definitive proxy statement/prospectus/consent solicitation statement and other documents filed in connection with the proposed business combination, as these materials will contain important information about Hypebeast, Iron Spark and the proposed business combination. When available, the definitive proxy statement/prospectus/consent solicitation statement and other relevant materials for the proposed business combination will be mailed to stockholders of Iron Spark as of a record date to be established for voting on the proposed business combination. Such stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus/consent solicitation statement, the definitive proxy statement/prospectus/consent solicitation statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Iron Spark I Inc., 125 N Cache St Jackson, Wyoming 83001, Attention: Olivia Defechereux Dejah.

Participants in the Solicitation

Iron Spark and Hypebeast and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Iron Spark’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Iron Spark’s stockholders in connection with the proposed business combination will be set forth in Hypebeast’s registration statement on Form F-4, including a proxy statement/prospectus/consent solicitation statement, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Iron Spark’s directors and officers in Iron Spark’s filings with the SEC and such information will also be in the Registration Statement to be filed with the SEC by Hypebeast, which will include the proxy statement / prospectus/consent solicitation statement of Iron Spark for the proposed transaction.

Forward Looking Statements

This communication may contain forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to Iron Spark and Hypebeast. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity and market share, the capability of Hypebeast’s business plans including its plans to expand, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of the combined company following the consummation of the proposed transaction, any benefits of Hypebeast’s partnerships, strategies or plans as they relate to the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms and timing of the proposed transaction are also forward looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Iron Spark and Hypebeast believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Iron Spark and Hypebeast caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by Hypebeast with the SEC and other documents filed by Iron Spark or Hypebeast from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Iron Spark nor Hypebeast can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from Iron Spark’s stockholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Iron Spark’s public stockholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the final prospectus for Iron Spark’s initial public offering filed with the SEC on June 10, 2021 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Iron Spark or Hypebeast presently know or that Iron Spark and Hypebeast currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Iron Spark, Hypebeast, their respective directors, officers or employees or any other person that Iron Spark and Hypebeast will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Iron Spark and Hypebeast as of the date of this communication. Subsequent events and developments may cause those views to change. However, while Iron Spark and Hypebeast may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Iron Spark or Hypebeast as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Iron Spark or Hypebeast, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.